EXHIBIT 99.77C

International Fund

Lincoln National International Fund shareholders voted on the following proposal at the special meeting of shareholders on November 30, 2004. The resulting votes are presented below:

                                                Outstanding       Total     Percent   Percent    Percent
                                                   Shares         Voted       For     Against    Abstain
                                                   ------         -----       ---     -------    -------
 1. To approve the new sub-advisory
    agreement for the International Fund
    between Delaware Management Company (the
    "Adviser") and the Fund's current            28,660,174    27,841,609    86.55%     4.09%     6.50%
    sub-adviser, Delaware International
    Advisers Ltd. (the "Sub-Adviser"); there
    will be no change in the overall
    management fee that the Fund pays.